Exhibit 4.17

Summary Translation

Licensing Agreement between Mr. Silong Chen and Dongguan Jiasheng

Enterprise Co., Ltd. Regarding Patent Use

Party A (patent holder): Silong Chen (ID Number: 350623198110076676)

Party B (patent user): Dongguan Jiasheng Enterprise Co., Ltd.

1. Party A has given Party B his permission to use the following patents authorized by the National Intellectual Property Bureau upon the execution of the Agreement till the patent protection period expires.

1) ZL 2010 2 0141309.X (patent protection period: 03-25-2010 till 03-24-2020)

2) ZL 2010 3 0657983.9 (patent protection period: 11-29-2010 till 11-28-2020)

3) ZL 2010 3 0657928.X (patent protection period: 11-29-2010 till 11-28-2020)

4) ZL 2010 3 0170782.6 (patent protection period: 05-15-2010 till 05-14-2020)

5) ZL 2010 3 0170753.X (patent protection period: 05-15-2010 till 05-14-2020)

6) ZL 2010 3 0657907.8 (patent protection period: 11-29-2010 till 11-28-2020)

7) ZL 2010 3 0657917.1 (patent protection period: 11-29-2010 till 11-28-2020)

2. Party A irrevocably grants an exclusive license to Party B to use or sublicense the seven patents globally and expressly transfers any remaining rights in the patents to Party B.

Party B shall use the patented technology in accordance with the time limit and manner agreed upon in the Agreement.

Party A bears the obligation to guarantee the main technical performance and indicators of the patented technology.

Party A guarantees that at the time of the entry of the Agreement, the patents do not have the following defects:

the patents are constrained by any real rights or any pledge; the usage of these patents are restricted by any other existing patent rights; the existence of the first use rights of the patents.

3. If any third party files an infringement complaint against these patents, Party A shall respond to the complaint and bear all legal liabilities. If any infringement by a third party, Party A shall take it up with the third party or file a complaint with court or relevant patent managing agency with Party B providing assistance in the matter.

4. The Agreement will be considered terminated automatically if the patents are given an invalid notification.

5. During the period of the validity of the Agreement, any technical improvement to the patents by any party shall be promptly notified to the other party; any material improvement and development to the patents will result in the change of ownership of the patent rights while the other party enjoys first rights to use freely and follows the confidentiality terms without any disclose to any third party; minor improvement will not change the ownership of the patent rights, both parties may use freely.

6. The new patent application rights shall belong to the party that made any material improvement and development based on the original patents while the other party has the first use rights, unless otherwise agreed upon.

7. During the period of the validity of the Agreement, any required tax fee for the use of patents shall be borne by Party A.

8. Within three months upon the execution of the Agreement, Party A and Party B shall ensure the filing of the Agreement with the National Intellectual Property Bureau for its record.

9. Any disputes over the Agreement shall be resolved with both parties’ effort and consent; any unresolved disputes shall be brought to local Arbitration Committee and any related arbitration result shall be binding on both parties.

Date: May 20, 2017

/s/ Silong Chen
Silong Chen

/seal/ Dongguan Jiasheng Enterprise Co., Ltd.